51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
August 18, 2020
Item 3   News Release
The news release dated August 19, 2020 was disseminated through Stockwatch and Market News.
Item 4   Summary of Material Change
On August 19, 2020, the Company announced that it has received approval from the TSX Venture Exchange (the “Exchange”) to the issuance of 1,426,491 common shares (ach, a “Share”) in settlement of $256,768.94 owing to various creditors (the “Debt Settlement”).  The Shares were issued on August 18, 2020.  The Shares are subject to a statutory hold period of four months and one day after closing of the Debt Settlement.
Each of David Hall, Peter Lewis, Andrew Schutte, Peter Lowry and Kevin McElwee will be participating in the Debt Settlement and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.
The Company also announces its intention to settle debt (the “Additional Debt Settlement”) in the amount of $28,800 owed by the Company to one creditor by the issuance of 160,000 Shares of the Company at a price of $0.18 per Share.
The proposed Additional Debt Settlement is subject to the approval of the Exchange and entry into a debt settlement agreement with the creditor.
All securities issued in connection with the Additional Debt Settlement will be subject to a statutory hold period expiring four months and one day after issuance of the securities.
Item 5   Full Description of Material Change
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the attached News Release which was filed on SEDAR.

Disclosure Required by MI 61-101
Pursuant to MI  61-101, the Debt Settlement constituted a “related party transaction” as certain directors and officers of the Company participated in the Debt Settlement.
The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.
(a)	a description of the transaction and its material terms:
See Item 4 above for a description of the Debt Settlement.
(b)	the purpose and business reasons for the transaction:
The purpose of the Debt Settlement is to reduce the Company’s liabilities while preserving its cash.
(c)	the anticipated effect of the transaction on the issuer’s business and affairs:
The Company does not anticipate any material effect on the Company’s business and affairs.
(d)	a description of:
(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:
David Hall, the Chairman and a director of the Company, was issued 95,833 Shares in settlement of $17,250 worth of debt.
Andrew Schutte, a director of the Company, was issued 714,693 Shares in settlement of $128,645 worth of debt.
Peter Lowry, a director of the Company, was issued 119,438 Shares in settlement of $21,498.94 worth of debt.
Peter Lewis, a director of the Company, was issued 76,389 Shares in settlement of $13,750 worth of debt.
McElwee Consulting Inc., a company wholly owned by Kevin McElwee, Chief Scientific Officer of the Company, was issued 131,250 Shares in settlement of $23,625 worth of debt.
(ii)
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Debt Settlement on the percentage of securities of the Company beneficially owned or controlled by each of Messrs. Hall, Lowry, Lewis, Schutte and McElwee:

Name and Position	Dollar Amount of Debt Settlement	Number of Shares to be Issued	No. of Securities Held prior to Closing of the Debt Settlement	Percentage of Issued and Outstanding Securities prior to Closing of the Debt Settlement	No. of Securities Held After Closing of the Debt Settlement	Percentage of Issued and Outstanding Securities After Closing of the Debt Settlement
David Hall Chairman and Director	$17,250	95,833 Shares	Undiluted: 302,216 Diluted: 522,670(1)	Undiluted: 0.95%(2) Diluted: 1.63%(3)	Undiluted: 398,049 Diluted: 618,503(4)	Undiluted: 1.19%(5) Diluted: 1.84%(6)
Andrew Schutte Director	$128,645	714,693 Shares	Undiluted: 3,016,878 Diluted: 3,912,658(7)	Undiluted: 9.45%(2) Diluted: 11.92%(8)	Undiluted: 3,731,571 Diluted: 4,627,351(9)	Undiluted: 11.18%(5) Diluted: 13.51%(10)
Peter Lowry Director	$21,498.94	119,438 Shares	Undiluted: 657,716 Diluted: 737,716(11)	Undiluted: 2.06%(2) Diluted: 2.30%(12)	Undiluted: 777,154 Diluted: 857,154(13)	Undiluted: 2.33%(5) Diluted: 2.56%(14)
Peter Lewis Director	$13,750.00	76,389 Shares	Undiluted: 75,610 Diluted: 211,064(15)	Undiluted: 0.24%(2) Diluted: 0.66(16)	Undiluted: 151,999 Diluted: 287,453(17)	Undiluted: 0.48%(5) Diluted: 0.86%(18)
Kevin McElwee Chief Scientific Officer	$23,625	131,250 Shares(19)	Undiluted: 479,435 Diluted: 629,435(20)	Undiluted: 1.50%(2) Diluted: 1.96(21)	Undiluted: 610,685 Diluted: 760,685(22)	Undiluted: 1.83%(5) Diluted: 2.27%(23)
(1)
Comprised of: (i) 302,216 Shares held directly by Mr. Hall, (ii) 45,454 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Hall, and (iii) 175,000 options held directly by Mr. Hall, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 100,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(2)	Based on 31,936,816 Shares outstanding prior to the completion of the Debt Settlement.
(3)
Based on 32,157,270 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 31,936,816 Shares outstanding prior to the completion of the Debt Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Hall, and (iii) 175,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(4)	Comprised of: (i) 398,048 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (1) above.
(5)	Based on 33,363,307 Shares outstanding following the completion of the Debt Settlement.
(6)
Based on 33,583,761 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 33,363,307 Shares outstanding following the completion of the Debt Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Hall, and (iii) 175,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(7)
Comprised of: (i) 3,016,878 Shares held directly by Mr. Schutte, (ii) 303,030 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Schutte, (iii) 30,000 options held directly by Mr. Schutte, each of which is exercisable into one Share exercisable at a price of $0.43 per Share until July 30, 2023, and (iv) 562,750 Warrants held directly by Mr. Schutte, each of which is exercisable into one Share at a price of $0.36 per Share until July 15, 2023.

(8)
Based on 32,832,596 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 31,936,816 Shares outstanding prior to the completion of the Debt Settlement, (ii) 303,030 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Schutte, (iii) 30,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte and (iv) 562,750 Shares that may be issuable on exercise of warrants held directly by Mr. Schutte.

(9)	Comprised of: (i) 3,731,571 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (7) above.
(10)
Based on 34,259,087 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 33,363,307 Shares outstanding following the completion of the Debt Settlement, (ii) 303,030 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Schutte, (iii) 30,000 Shares that may be issuable on exercise of options held directly by Mr. Schutte, and (iv) 562,750 Shares that may be issuable on exercise of warrants held directly by Mr. Schutte.

(11)
Comprised of: (i) 657,716 Shares held directly by Mr. Lowry, and (ii) 80,000 options held directly by Mr. Lowry, each of which is exercisable into one Share, exercisable at a price of $0.43 per Share until July 30, 2023.

(12)
Based on 32,016,816 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 31,936,816 Shares outstanding prior to the completion of the Debt Settlement, and (ii) 80,000 Shares that may be issuable on exercise of options held directly by Mr. Lowry.

(13)	Comprised of: (i) 777,154 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (11) above.
(14)
Based on 33,443,307  Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 33,363,307 Shares outstanding following the completion of the Debt Settlement, and (ii) 80,000 Shares that may be issuable on exercise of options held directly by Mr. Lowry.

(15)
Comprised of: (i) 75,610 Shares held directly by Mr. Lewis, (ii) 45,454 Shares issued on the conversion of class A preference shares at a conversion price of $0.33 per class A preference share held directly by Mr. Lewis, and (iii) 90,000 options held directly by Mr. Lewis, each of which is exercisable into one Share, of which 10,000 are exercisable at a price of $5.50 per Share until September 5, 2020, 30,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(16)
Based on 32,072,270 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 31,936,816 Shares outstanding prior to the completion of the Debt Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Lewis, and (iii) 90,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis.

(17)	Comprised of: (i) 151,999 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (15) above.
(18)
Based on 33,498,761 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 33,363,307 Shares outstanding following the completion of the Debt Settlement, (ii) 45,454 Shares that may be issuable on conversion of class A preference shares held directly by Mr. Lewis, and (iii) 90,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis.

(19)	These Shares are held indirectly by McElwee Consulting Inc., a company wholly owned by Kevin McElwee.
(20)
Comprised of: (i) 479,435 Shares held indirectly by McElwee Consulting Inc., and (ii) 150,000 options held directly by Mr. McElwee, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 75,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(21)
Based on 32,086,816 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 31,936,816 Shares outstanding prior to the completion of the Debt Settlement, and (ii) 150,000 Shares that may be issuable on exercise of options held directly by Mr. McElwee.

(22)	Comprised of: (i) 610,685 Shares held indirectly by McElwee Consulting Inc., and (ii) all of the convertible securities of the Company set out in footnote (20) above.
(23)
Based on 33,513,307  Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 33,363,307 Shares outstanding following the completion of the Debt Settlement, and (ii) 150,000 Shares that may be issuable on exercise of options held directly by Mr. McElwee.

(e)
unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Each of Messrs. Hall, Lewis, Lowry and Schutte abstained on the resolution of the board of directors approving the Debt Settlement with respect to their own Share subscriptions.  A special committee was not established in connection with the approval of the Debt Settlement, and no materially contrary view or abstention was expressed or made by any director.

(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.
(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:
(i)	that has been made in the 24 months before the date of the material change report:
Not applicable.
(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:
Not applicable.

(h)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into a debt settlement and subscription agreement with David Hall pursuant to which Mr. Hall acquired 95,833 Shares in settlement of $17,250 worth of debt.
The Company entered into a debt settlement and subscription agreement with Andrew Schutte pursuant to which Mr. Schutte acquired 714,693 Shares in settlement of $128,645 worth of debt.
The Company entered into a debt settlement and subscription agreement with Peter Lowry pursuant to which Mr. Lowry acquired 119,438 Shares in settlement of $21,498.94 worth of debt.
The Company entered into a debt settlement and subscription agreement with Peter Lewis pursuant to which Mr. Lewis acquired 76,389 Shares in settlement of $13,750 worth of debt.
The Company entered into a debt settlement and subscription agreement with McElwee Consulting Inc. pursuant to which Mr. McElwee acquired 131,250 Shares in settlement of $23,625 worth of debt.
(i)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The Debt Settlement is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Shares issued to each related party did not exceed 25% of the Company’s market capitalization.
As this material change report is being filed less than 21 days before the closing of the Debt Settlement, there is a requirement under MI 61‐101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to complete the Debt Settlement in a timely manner.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None

Item 8   Executive Officer
Contact:           Lee Buckler, CEO and President
Telephone:       604.248.8693
Item 9   Date of Report
August 18, 2020

NEWS RELEASE

Not for distribution to U.S. Newswire Services or for dissemination in the United States

RepliCel Life Sciences Announces Closing of Debt Settlement
and Additional Debt Settlement
VANCOUVER, BC – August 19, 2020 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that, further to its News Releases of June 25, 2020 and July 15, 2020, it has received approval from the TSX Venture Exchange (the “Exchange”) to the issuance of 1,426,491 common shares (ach, a “Share”) in settlement of $256,768.94 owing to various creditors (the “Debt Settlement”).  The Shares were issued on August 18, 2020.  The Shares are subject to a statutory hold period of four months and one day after closing of the Debt Settlement.
Each of David Hall, Peter Lewis, Andrew Schutte, Peter Lowry and Kevin McElwee participated in the Debt Settlement and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.
The Company also announces its intention to settle debt (the “Additional Debt Settlement”) in the amount of $28,800 owed by the Company to one creditor by the issuance of 160,000 Shares of the Company at a price of $0.18 per Share.
The proposed Additional Debt Settlement is subject to the approval of the Exchange and entry into a debt settlement agreement with the creditor.
All securities issued in connection with the Additional Debt Settlement will be subject to a statutory hold period expiring four months and one day after issuance of the securities.
None of the securities issued in connection with the Debt Settlement and the Additional Debt Settlement will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun‐damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
The Company’s product pipeline is comprised of RCT--01 for tendon repair, RCS--01 for skin rejuvenation, and RCH--01 for hair restoration. RCH--01 is exclusively licensed in Asia to Shiseido Company and Shiseido is currently testing the product in Japan. RepliCel maintains the rights to RCH--01 for the rest of the world. RCT--01 and RCS--01 are exclusively licensed in Greater China to YOFOTO (China) Health Company.  RepliCel and YOFOTO are currently co‐developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI--02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI--02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being CE marked. Please visit www.replicel.com for additional information.

For more information, please contact:

CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.